SECU 02021206 OMMISSION

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RECEIVED MAR 01 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16871

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MURPHY & DURIEU

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BROADWAY, 17th FLOOR
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD T. PETRI 212 618-0962
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name — *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS, NEW YORK, NY 10036
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RICHARD J. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MURPHY & DURIEU, as of DECEMBER 31, 192001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2003

Notary Public

Signature

GENERAL PARTNER
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X STATEMENT OF CASH FLOWS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Murphy & Durieu
Statement of Financial Condition
December 31, 2001

Assets	
Cash	$ 2,220,632
Deposits with clearing and service organizations	413,539
Receivable from brokers, dealers and clearing organizations	16,340,942
Securities owned, held at clearing broker	4,158,120
Securities borrowed	156,000
Secured demand notes receivable collateralized by cash and marketable securities	1,760,000
Furniture, fixtures, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,208,839)	151,092
Loans receivable	121,836
Other assets	858,034
Total assets	$ 26,180,195
Liabilities and Partners' Capital	
Employee compensation and benefits	$ 5,100,744
Payable to brokers, dealers and clearing organizations	13,798,925
Securities sold, not yet purchased, at market value	1,394,954
Accrued expenses and other liabilities	2,712,031
	23,006,654
Liabilities subordinated to claims of general creditors	1,760,000
Commitments (Note 4)	
Partners' capital	1,413,541
Total liabilities and partners' capital	$ 26,180,195

The accompanying notes are an integral part of these financial statements.

Murphy & Durieu
Statement of Income
For the year ended December 31, 2001

Revenues	
Net gains from principal transactions in securities	$ 36,953,488
Commissions and floor brokerage	12,094,918
Interest and dividends	212,193
Total revenues	49,260,599
Expenses	
Compensation and benefits	35,194,714
Communications and quotation services	3,101,553
Floor brokerage, clearance and exchange fees	2,817,842
Occupancy and equipment	2,590,553
Promotional costs	1,964,153
Professional and consulting fees	785,712
Depreciation and amortization	271,655
Interest	395,658
Other expenses	270,471
Total expenses	47,392,311
Net income	$ 1,868,288

The accompanying notes are an integral part of these financial statements.